Todos Medical Limited

1 Hamada Street

Rehovot Israel

January 21, 2016

VIA EDGAR

Suzanne Hayes, Assistant Director

Mail Stop 4720

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Todos Medical Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted November 25, 2015

CIK No. 0001645260

Dear Ms. Hayes:

Todos Medical Limited (the “Company) is in receipt of your comment letter dated December 9, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Cover Page

1.	We note the revised disclosure in response to comment 19. Please disclose the price at which the shares will be offered.

RESPONSE:	Our cover page discloses that the $0.20 offering price has been estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o). Our ordinary shares are not traded on any national exchange and in accordance with Rule 457 the offering price was determined by the price of the shares that were sold to some of our shareholders in a private placement memorandum. We have revised page 3 to reflect that our ordinary shares being registered in our registration statement will be sold by selling security holders at privately negotiated prices until our ordinary shares are quoted on the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or in transactions that are not in the public market at privately negotiated prices.

Prospectus Summary, page 6

2.	We refer to our prior comment 2. Please revise to further clarify the phases of clinical development and the respective status of your products currently in clinical development. For example, in the respective jurisdictions under which you are conducting or plan to conduct your trials, please disclose briefly the stages of clinical development generally (e.g. Phase 1 or Phase 2) and the stage(s) of your product candidate relative to the stage(s) for final approval for commercialization.

RESPONSE:	We have revised our disclosure to disclose the four clinical trial stages of clinical development and to state that we have not yet started the first stage.

3.	We refer to your revised disclosures on page 6 and 40. Please discuss your reasonable best estimate of the number of additional stages of clinical trials that will be required to achieve commercialization. For example, your disclosure on page 40 states that you are refining the protocols to undergo clinical trials that would enable you to receive FDA approval. In that regard, it is unclear if you intend that the contemplated trial will be the last trial required before potential commercialization. Please also disclose whether you plan on conducting clinical trials in the United States, if not, please disclose whether you intend to submit the foreign trials as a basis for approval from the FDA. Please also consider any necessary changes to your risk factors.

RESPONSE:	We have revised our disclosure to disclose the four clinical trial stages that will be required to achieve commercialization. We have also revised our disclosure to state that we do plan on conducting clinical trials in the United States. In light of these changes, we have made changes to our risk factors.

Suzanne Hayes

Securities and Exchange Commission

January 21, 2016

Management’s Discussion and Analysis, page 40

4.	We note your revised disclosure in response to comments 2 and 4. Please revise the bullet points on page 45 and the fourth paragraph on page 6 to address your anticipated timeline and the nature and extent of your operations assuming you are not able to raise the $5 million discussed on page 44.

RESPONSE:	We have revised the fourth paragraph on page 6 and our MD&A disclosure under the heading “Funding Requirements” to address our anticipated timeline and the nature and extent of our operations assuming we are able to raise $2 million.

Our Technology, page 47

5.	We refer to our prior comment 11 and your revised disclosure on page 47. Please clarify the meaning and significance of “optical measurement” as used in the second paragraph of “Our Technology.”

RESPONSE:	We have deleted the term “optical measurement” and changed it to the term “infrared spectroscopy measurement.” Infrared spectroscopy is a term explained elsewhere in the registration statement.

Past Clinical Studies, page 48

6.

Please refer to your disclosure regarding your past clinical trials. Please expand your disclosure with respect to each trial to discuss the following:

•         the dates, jurisdiction or governing body that authorized the trials or explain why no such approval was required;

•         the purpose, primary and secondary endpoints, and the corresponding results of each trial;

•         the type or phase of the trial (e.g. FDA Phase 1 or Phase 2 trials); and

•         the meaning and significance of “sensitivity.”

RESPONSE:	We have expanded our disclosure with respect to each clinical trial to discuss the bullet points listed above.

Intellectual Property, page 49

7.	Please revise your disclosures to briefly state the subject matter to which the patents relate. For example, consider disclosure that would inform investors if a patent application relates to a process and a system directed towards your TBIA product candidate. In addition, please include the relevant descriptions as contemplated by our prior comment 12 for your material patents licensed pursuant to your license agreement with BGU and Mor.

RESPONSE:

We have revised the Intellectual Property section to be, we believe, fully responsive to this comment and to the staff’s prior comment 12.

Specifically, the disclosure now lists all of the Company’s patents (patent applications) and clearly indicates the subject matter to which the patents relate (such as a process or system). The disclosure now states:

(a)     that all patents (patent applications) are wholly owned by the Company;

(b)     that no patents or patent applications are licensed from third parties;

(c)     the expected expiration dates for each patent (patent application); and

(d)     that there are no contested proceedings and/or third party claims over any of the patent applications.

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Suzanne Hayes

Securities and Exchange Commission

January 21, 2016

Licensing Agreement, page 49

8.	We refer to your revised bullet point disclosure in response to our prior comment 13. Please revise your royalty rate disclosure to clarify that the initial rates (i.e. 3.0%, 2.5% and 2.0%) are payable in addition to the sublicensing payment rates, if any, (i.e. 10% and 7.5%) of your sublicense income as further described in your last bullet points. In addition, please clarify if the sole consideration received by you for a sublicense is the sublicense income your royalty rates are 20% and 15%, as further described in this section of your prospectus.

RESPONSE:	We have revised our disclosure to clarify that: (i) in addition to the rates payable on fixed sublicense income when there is Company income on sales by the sub licensee, the net sales rates will also be payable; and (ii) the net sales rates will not be payable if there is no Company income on sales by the sub licensee.

Transactions with Related Persons, page 69

9.	Please revise your disclosure in the fourth paragraph of this section to provide the date upon which the additional ordinary shares will be issued if your registration statement is not declared effective.

RESPONSE:	We have revised our disclosure in the fourth paragraph of this section and elsewhere in the Draft Registration Statement to disclose that the additional ordinary shares will be issued to the investor if the Effectiveness Date is after June 7, 2016. These shares have already been issued by the Company to a trustee pending the conclusion of the registration process. If the Effectiveness Date is prior to June 7, 2016, the trustee will transfer the shares to Adeline and Messrs. Melman, Zigdon, Zelig, and Machlev.

Recent Sales of Unregistered Securities, page 94

10.	We note the additional and revised disclosure. Please revise to provide the information required by Item 701 of Regulation S-K for the March through May 2015 private placement memorandum. Additionally, please advise us of the 18,120,000 ordinary shares issued under the Share Purchase Agreement. The amounts in Exhibit 10.5 (including the addendum) do not appear to reconcile with the disclosure in this section.

RESPONSE:

We believe Item 7 of our November 2015 filing had the information required by Item 701 paragraphs (a) through (d) of Regulation S-K for the March through May 2015 private placement memorandum.

Paragraph (a)’s requirements (date of sale, title and amount of securities) are found in the paragraph that begins “From March 2015 through May 2015.”

Paragraph (b)’s requirements (the name of underwriters) are found in the paragraph that begins “No underwriters were employed.”

Paragraph (c)’s requirements (aggregate offering price) are found in the paragraph that begins “From March 2015 through May 2015.”

Paragraph (d)’s requirements (exemption from registration claimed) are found in the paragraph that begins “The sales of the above securities.”

We have added disclosure to Item 7 to ensure that all of the information required by Item 701 paragraphs (a) through (d) of Regulation S-K is contained in the filing.

The 18,120,000 ordinary shares under the Share Purchase Agreement were issued in the following manner: 70,000 shares were issued to the trustee in October 2014. Following the 1:10 forward split that took place in February 2015, this became 700,000 shares. Following the second forward share split by way of an issuance of bonus shares of 1:29 that took place in February 2015, this became 21,000,000 shares. As detailed in the third “whereas” clause of the Addendum and Clarification to the Share Purchase Agreement signed in August 2015 (previously filed as Exhibit 10.5), the group of investors agreed to return 2,880,000 shares which means they now own a total of 18,120,000 shares.

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Suzanne Hayes

Securities and Exchange Commission

January 21, 2016

Risk Factors, Risks Related to Our Operations in Israel, page 26

11.	This was a comment conveyed in a phone call between our counsel and an SEC staff member on December 21, 2015 to expand our disclosure on compulsory military service in Israel and its potential impact on our officers and directors.

RESPONSE:	We have revised the risk factor entitled “Our principal offices, research and development facilities and some of our suppliers are located in Israel and, therefore, our business, financial condition and results of operation may be adversely affected by political, economic and military instability in Israel” to expand our disclosure on compulsory military service in Israel and its potential impact on our personnel.

Sincerely,

Todos Medical Limited

By:	/s/ Rami Zigdon
Name:	Rami Zigdon
Title:	Chief Executive Officer

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